UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Lufkin Industries, Inc.

(Name of Subject Company (issuer))

Lufkin Industries, Inc.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Certain Options Granted under the Lufkin Industries, Inc. 1990 Stock Plan to Purchase Common Stock, par value $1.00 per share

(Title of Class of Securities)

549764108

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Paul G. Perez

Lufkin Industries, Inc.

601 Raguet

Lufkin, Texas 75904

(936) 637-5267

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Kimberly A. Osburn

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, Texas 77002

(713) 220-4200

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$69,250	$14

*	Calculated solely for purposes of determining the filing fee. This amount assumes the purchase of all outstanding eligible options to purchase shares of common stock of Lufkin Industries, Inc. with an exercise price of $38.00 per share, granted on November 12, 1997, for a total aggregate purchase price of $69,250. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction. The value of the transaction is the amount of cash to be paid for the securities.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form or Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to our offer to purchase for cash certain options to purchase shares of our common stock, par value $1.00 per share, granted under the Lufkin Industries, Inc. 1990 Stock Plan, upon the terms and subject to the conditions in the offer to purchase dated January 8, 2004 attached hereto as Exhibit (a)(1)(A) (the “Offer to Purchase”) and the related letter of transmittal dated January 8, 2004 attached hereto as Exhibit (a)(1)(B) (the “Letter of Transmittal”).

The information in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in answer to all applicable items in this Schedule TO, including as specifically set forth below.

Unless the context requires otherwise, references in this Schedule TO to “Lufkin,” “we,” “us,” “our,” and “ours” mean Lufkin Industries, Inc. and its subsidiaries.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Lufkin Industries, Inc., a Texas corporation (the “Company”). The address of its principal executive offices is 601 South Raguet, Lufkin, Texas 75904, and its telephone number is (936) 634-2211. The information set forth in the Offer to Purchase under Section 8 (“Information Concerning Lufkin”) is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to purchase any and all options to purchase shares of our common stock, with an exercise price per share of $38.00 (“eligible options”), to purchase 69,250 shares of our common stock, par value $1.00, that are currently outstanding under the Lufkin Industries, Inc. 1990 Stock Plan, as amended, supplemented and/or modified (the “Plan”), for $1.00 per share in cash, upon the terms and subject to the conditions described in the Offer to Purchase and the related Letter of Transmittal.

The information set forth in the Offer to Purchase in the introductory pages, the “Summary Term Sheet,” the “Introduction,” Section 1 (“Eligible Options; Option Purchase Price; Expiration Date”), Section 4 (“Acceptance of Purchase of Options and Payment of Cash Amount”) and Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section 6 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Lufkin Industries, Inc. is the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth in the Offer to Purchase under Section 8 (“Information Concerning Lufkin”) is incorporated herein by reference. The information set forth in Schedule A to the Offer to Purchase is also incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i): The information set forth in the introductory pages, the “Summary Term Sheet,” the “Introduction,” and Section 1 (“Eligible Options; Option Purchase Price; Expiration Date”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ii): The information set forth in the introductory pages, the “Summary Term Sheet,” the “Introduction,” Section 1 (“Eligible Options; Option Purchase Price; Expiration Date”), Section 9 (“Source and Amount of Funds”) and Section 4 (“Acceptance for Purchase of Options and Payment of Cash Amount”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iii): The information set forth in the introductory pages, the “Summary Term Sheet,” the “Introduction,” Section 1 (“Eligible Options; Option Purchase Price; Expiration Date”) and Section 4 (“Acceptance for Purchase Options and Payment of Cash Amount”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iv): Not Applicable.

(a)(1)(v): The information set forth in the “Summary Term Sheet,” Section 1 (“Eligible Options; Option Purchase Price; Expiration Date”), Section 4 (“Acceptance for Purchase Options and Payment of Cash Amount”) and Section 13 (“Extension of Tender Period; Termination; Amendments”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi): The information set forth in the “Summary Term Sheet” and Section 3 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vii): The information set forth in the “Summary Term Sheet,” Section 2 (“Procedure for Tendering Options”) and Section 3 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(viii): The information set forth in the “Summary Term Sheet,” Section 2 (“Procedure for Tendering Options”), Section 4 (“Acceptance for Purchase of Options and Payment of Cash Amount”) and Section 5 (“Conditions of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix): Not Applicable.

(a)(1)(x): Not Applicable.

(a)(1)(xi): The information set forth in Section 15 (“Accounting Treatment of this Tender Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xii): The information set forth in the “Summary Term Sheet” and Section 11 (“Federal Income Tax Considerations”) of the Offer to Purchase is incorporated herein by reference.

(a)(2): Not applicable.

(b) The information set forth in Section 10 of, (“Interests of Directors and Officers; Transactions and Agreements Concerning the Options and Common Stock”) and Schedule A to, the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Offer to Purchase under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Common Stock”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Purchase under the “Summary Term Sheet,” and Section 7 (“Purpose of the Offer”) is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under the “Summary Term Sheet,” Section 4 (“Acceptance for Purchase of Options and Payment of Cash Amount”) and Section 15 (“Accounting Treatment of this Tender Offer”) is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section 7 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) and Section 14 (“Fees and Expenses”) is incorporated herein by reference.

(b) None.

(d) Not Applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Purchase under Section 10 of, (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Common Stock”) and in Schedule A to, the Offer to, Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under Section 10 (“Interests of Directors and Officers; Transactions and Agreements Concerning the Options and Common Stock”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Not Applicable.

Item 10.	Financial Statements.

(a) Not Applicable.

(b) Not Applicable.

Item 11.	Additional Information.

(a) The information set forth in the Offer to Purchase under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Common Stock”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

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(b) The information set forth in the Offer to Purchase attached hereto as Exhibit (a)(1)(A) and the Proxy Statement listed as Exhibit (a)(5)(C) hereto is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated January 8, 2004.

(a)(1)(B)	Form of Letter of Transmittal, dated January 8, 2004.

(a)(1)(C)	Form of Letter to Holders.

(a)(1)(D)	Form of Decline Letter.

(a)(1)(E)	Form of Notice of Withdrawal.

(a)(1)(F)	Lufkin Industries, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 26, 2003 (File No. 0-2612), is incorporated herein by reference.

(a)(1)(G)	Lufkin Industries, Inc. Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2003, June 30, 2003 and September 30, 2003 (File No. 0-2612), are incorporated herein by reference.

(a)(1)(H)	Lufkin Industries, Inc. Definitive Proxy Statement for the 2003 Annual Meeting of Stockholders, filed with the SEC on April 1, 2003, is incorporated herein by reference.

(d)(1)	Articles of Incorporation, as amended, included as Exhibit 3 to Form 10-K of Lufkin Industries, Inc. for the year ended December 31, 1990, which exhibit is incorporated herein by reference.

(d)(2)	Articles of Amendment to Fourth Restated Articles of Incorporation, included as Exhibit 3.1 to Form 8-K of Lufkin Industries, Inc. filed December 10, 1999, which exhibit is incorporated herein by reference.

(d)(3)	Restated Bylaws, included as Exhibit 3.2 to Form 8-K of Lufkin Industries, Inc. filed December 10, 1999, which exhibit is incorporated herein by reference.

(d)(4)	Lufkin Industries, Inc. 1990 Stock Plan, as amended, is incorporated herein by reference to Exhibit 4.3 to Lufkin Industries, Inc.’s registration statement on Form S-8 dated August 23, 1995 (Registration No. 33-62021), which plan is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3.

Not Applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lufkin Industries, Inc.

/s/ Douglas V. Smith
Douglas V. Smith, President and Chief Executive Officer

Date: January 8, 2004

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